Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lifton Robert	2. Issuer Name and Ticker or Trading Symbol Medis Techonologes Ltd. (MDTL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [X] 10% Owner [X] Officer (give [_] Other (specify title below) below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o Medis Technologies Ltd. 805 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/18/03
(Street) New York, New York 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	3/18/03		X		176,560	A	$2.15	2,225,883	D
Common Stock, $.01 par value	3/18/03		X		142,172	A	$2.15	861,891	I	By Stanoff Corporation
Common Stock, $.01 par value	3/18/03		X		5,983	A	$2.15	69,120	D(1)
Common Stock, $.01 par value	3/18/03		X		2,593	A	$2.15	29,961	D(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Subscription Rights (right to buy)(3)	$2.15	3/18/03(3)	X			176,560(3)	Immed.	3/11/03	Common Stock	176,560		0	D
Subscription Rights (right to buy)(4)	$2.15	3/18/03(4)	X			142,172(4)	Immed.	3/11/03	Common Stock	142,172		0	I	By Stanoff Corporation
Subscription Rights (right to buy)(5)	$2.15	3/18/03(5)	X			5,983(5)	Immed.	3/11/03	Common Stock	5,983		0	D(1)
Subscription Rights (right to buy)(6)	$2.15	3/18/03(6)	X			2,593(6)	Immed.	3/11/03	Common Stock	2,593		0	D(2)
Explanation of Responses:
(1)    Held by Reporting Person and Howard Weingrow as Tenants in Common.
(2)    Held by Reporting Person and Howard Weingrow as Joint Tenants.
(3)    Issued pursuant to Reporting Person's oversubscription privilege. pursuant to Issuer's Rights Offering which expired on March 11, 2003 whereby Reporting Person received the right to purchase a then-indeterminable number of additional shares at a subscription price of $2.15.   After the expiration of the Rights Offering on March 11, 2003, the number of shares issued to Reporting Person pursuant to the oversubscription privilege was determined to be 176,560.
(4)    Issued pursuant to Reporting Person's oversubscription privilege pursuant to Issuer's Rights Offering which expired on March 11, 2003 whereby Reporting Person received the right to purchase a then-indeterminable number of additional shares at a subscription price of $2.15.   After the expiration of the Rights Offering on March 11, 2003, the number of shares issued to Reporting Person pursuant to the oversubscription privilege was determined to be 142,172.
(5)    Issued pursuant to Reporting Person's oversubscription privilege pursuant to Issuer's Rights Offering which expired on March 11, 2003 whereby Reporting Person received the right to purchase a then-indeterminable number of additional shares at a subscription price of $2.15.   After the expiration of the Rights Offering on March 11, 2003, the number of shares issued to Reporting Person pursuant to the oversubscription privilege was determined to be 5,983.
(6)    Issued pursuant to Reporting Person's oversubscription privilege pursuant to Issuer's Rights Offering which expired on March 11, 2003 whereby Reporting Person received the right to purchase a then-indeterminable number of additional shares at a subscription price of $2.15.   After the expiration of the Rights Offering on March 11, 2003, the number of shares issued to Reporting Person pursuant to the oversubscription privilege was determined to be 2,593.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Robert Lifton **Signature of Reporting Person	March 20, 2003 Date
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